SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. _)(1)


                          ServiceWare Technologies Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    81703Q109
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert Van Grover
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                  212-574-1200

 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2005
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Needham Capital Management, L.L.C.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (Intentionally omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

 WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,165,576

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,165,576

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,165,576

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.01%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Management (Bermuda) L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     282,328

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     282,328

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     282,328

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.15%

14.  TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Management II, L.P.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,023

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,023

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     412,023

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.60%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III A, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     147,227

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     147,227

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,227

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.64%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,018,349

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,018,349

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,018,349

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.37%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital Partners III (Bermuda), L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     282,328

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     282,328

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     282,328

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.15%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Needham Capital SBIC III, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,023

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,023

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     412,023

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.60%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas P. Shanahan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.77%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     George Needham

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.77%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John C. Michaelson


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.77%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81703Q109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John J. Prior Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,859,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,859,927

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,859,927

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.77%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  81703Q109
            ---------------------

_____________________________________________________________________________
Item 1.  Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") and Warrant ("Warrant"), of ServiceWare Technologies Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One North Shore Centre, 12 Federal Street, Suite 503, Pittsburgh, Pennsylvania 15212.

_____________________________________________________________________________
Item 2.  Identity and Background.

          (a)-(c) and (f) This Statement is filed by Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), Needham Capital Management (Bermuda), L.L.C., a Bermuda limited liability company ("NCMB"), Needham Capital Management II, L.P., a Delaware limited partnership ("NCMII"), Needham Capital Partners III, L.P, a Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P, a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), Needham Capital SBIC III, L.P., a Delaware limited partnership ("NCSBICIII"), George A. Needham, a natural person who is a U.S. citizen, Thomas P. Shanahan, a natural Person who is a U.S. citizen, John C. Michaelson, a natural person who is a U.S. person, and John J. Prior, Jr. a natural person who is a U.S. citizen. NCM, NCMB, NCMII, NCPIII, NCPIIIA, NCPIIIB, NCSBICIII, George A. Needham, Thomas P. Shanahan, John C. Michaelson, John J. Prior, Jr. are collectively referred to in this Statement as the "Reporting Persons."

          The principal business office and mailing address of the Reporting Persons is 445 Park Avenue, New York, New York 10022. The business of NCM is serving as the general partner of NCPIII and NCPIIIA, both of which are private investment partnerships. The business of NCMB is serving as the general partner of NCPIIIB, which is a private investment partnership. The business of NCMII is serving as the general partner of NCSBICIII, which is a private investment partnership. The present principal occupations of George A. Needham, Thomas P. Shanahan, John C. Michaelson, and John J. Prior, Jr. are to serve as members of NCM, NCMB, and NCMII. The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations, limited partnerships and limited liability companies are set forth on Schedule I to this Statement.

          (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


_____________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,659,060 shares of Common Stock and 200,867 Warrants, which are convertible into 200,867 shares of Common Stock. The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons. No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

          On February 8, 2005, the Reporting Persons received 1,659,060 shares of Common Stock and 200,867 Warrants pursuant to an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), between ServiceWare Technologies, Inc. ("ServiceWare"), Kanisa Inc. ("Kanisa") and SVCW Acquisition, Inc., a wholly owned subsidiary of ServiceWare ("merger Sub") which revised the Agreement and Plan of Merger entered into by the parties on December 22, 2004, which provides for the merger of Merger Sub with and into Kansa with Kanisa surviving as a wholly owned subsidiary of ServiceWare (the "Merger").

_____________________________________________________________________________
Item 4.  Purpose of Transaction.

          The Amended Merger Agreement pursuant to which the Shares and Warrants were issued is described in Item 3 above.

          The Reporting Persons have no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs
(a) through (j) of Item 4 of Schedule 13D.


_____________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          (a) (1) NCMII may be deemed to own beneficially the aggregate amount of 412,023 shares of Common Stock owned by NCSBICIII by virtue of its position as general partner of those Reporting Persons, which amount constitutes 4.60% of the issued and outstanding Common Stock. NCMII disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCSBICIII, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (2) George A. Needham, Thomas P. Shanahan, John C. Michaelson and John
C. Prior, Jr. may be deemed to beneficially own (i) the Common Stock and Warrants owned by NCPIII and NCPIIIA by virtue of his position as a manager of NCM, the general partner of NCPIII and NCPIIIA, (ii) the Common Stock and Warrants owned by NCPIIIB by virtue of his position as a manager of NCMB, and
(iii) the Common Stock and Warrants owned by NCSBICIII by virtue of his position as a manager of NCMII. The aggregate amount of shares of Common Stock (assuming full conversion of all Warrants owned by the Reporting Persons) owned by Mr. Needham is 1,859,927, which constitutes 20.77% of the issued and outstanding shares of Common Stock. Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Warrants, and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose.

          (3) NCSBICIII owns of record and beneficially (i) 44,497 Warrants, which in turn is convertible to 44,497 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 367,526 shares of Common Stock. Assuming full conversion of the Warrants, NCPIIB would own of record 412,023 shares of Common Stock, which would constitute 4.60% of the issued and outstanding Common Stock.

          (4) NCPIII owns of record and beneficially (i) 109,979 Warrants, which in turn is convertible to 109,979 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 908,370 shares of Common Stock. Assuming full conversion of the Warrants, NCPIII would own of record 1,018,349 shares of Common Stock, which would constitute 11.37% of the issued and outstanding Common Stock.

          (5) NCPIIIA owns of record and beneficially (i) 15,900 Warrants, which in turn is convertible to 15,900 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 131,327 shares of Common Stock. Assuming full conversion of the Warrants, NCPIIIA would own of record 147,227 shares of Common Stock, which would constitute 1.64% of the issued and outstanding Common Stock.

          (6) NCPIIIB owns of record and beneficially (i) 30,491 Warrants, which in turn is convertible to 30,491 shares of Common Stock, subject to adjustments applicable to the Warrants, and (ii) 251,837 shares of Common Stock. Assuming full conversion of the Warrants, NCPIIIB would own of record 282,328 shares of Common Stock, which would constitute 3.15% of the issued and outstanding Common Stock.

          (7) NCM may be deemed to own beneficially the Common and Warrants owned by NCPIII and NCPIIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 1,165,576 shares of Common Stock, which amount constitute 13.01% of the issued and outstanding Common Stock. NCM disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPIII and NCPIIIA, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (8) NCMB may be deemed to own beneficially the Common and Warrants owned by NCPIIIB by virtue of its position as general partner of the Reporting Person, and accordingly may be deemed to beneficially own the 282,328 shares of Common Stock, which amount constitute 3.15% of the issued and outstanding Common Stock. NCMB disclaims beneficial ownership of all of the reported shares of Common Stock owned by NCPIIIB, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

          (b) NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 147,227 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 282,328 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 1,018,349 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. NCMII, the general partner of NCSBICIII, and NCSBICIII have shared power to direct the vote and disposition of 412,023 shares of Common Stock and Common Stock issuable upon the conversion of the Warrants. George A. Needham, Thomas P. Shanahan, John C. Michaelson, and John J. Prior, Jr. may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock issuable upon the conversion of the Warrants and Common Stock owned directly by NCPIII and NCPIIIA because they serve as managers of NCM, the general partner of NCPIII and NCPIIIA, (ii) the shares of Common Stock issuable upon the conversion of the Warrants and the Common Stock owned directly by NCPIIIB because they serve as managers of NCMB, the general partner of NCPIIIB, and (iii) the shares of Common Stock issuable upon conversion of the Warrants and the Common Stock owned directly by NCSBICIII because they serve as managers of NCMII, the general partner of NCSBICIII. Mr. Needham, Shanahan, Michaelson and Prior disclaim beneficial ownership of the shares of Common Stock owned by NCPIII, NCPIIIA, NCPIIIB and NCSBICIII.

          (c) Except as noted in Item 3 above, the Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

          (d) and (e) Not applicable.

_____________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

_____________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

1.       Joint Filing Agreement

_____________________________________________________________________________

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2005

                                 /s/ George A. Needham
                                  ---------------------------
                                  George A. Needham

                                  /s/ Thomas P. Shanahan
                                  ---------------------------
                                  Thomas P. Shanahan

                                  /s/ John C. Michaelson
                                  ---------------------------
                                  John C. Michaelson

                                  /s/ John J. Prior, Jr.
                                  ---------------------------
                                  John J. Prior, Jr.



                                  NEEDHAM CAPITAL PARTNERS III, L.P.

                                  By: Needham Capital Management L.L.C.,
                                           its general partner

                                  By: ---------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner



                                  NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                                  By: Needham Capital Management L.L.C.,
                                           its general partner

                                        By:  /s/ Glen W. Albanese
                                        -------------------------
                                        Name:  Glen W. Albanese
                                        Title:    General Partner




                                  NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.
                                  By: Needham Capital Management
                                      (Bermuda) L.L.C.,
                                           its general partner

                                     By:  /s/ Glen W. Albanese
                                         -------------------------
                                          Name:  Glen W. Albanese
                                          Title:    General Partner



                                  NEEDHAM CAPITAL SBIC III, L.P.
                                  By:  Needham Capital Management, L.P.
                                           its general partner

                                 By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                  By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                                  By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  Needham Capital Management II, L.P.

                                 By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                   Schedule I


          The general partners of Needham Capital Management L.L.C., Needham Capital Management (Bermuda) LLC and Needham Capital Management II, L.P. are:

          Name Of Officer                                      Principal Employment/Office With
            Or Director        Business Address                    Needham & Company, Inc.
         ----------------      ----------------             ---------------------------------
George A. Needham          c/o Needham & Company, Inc.     Chairman of the Board
                           445 Park Avenue
                           New York, New York  10022
John C. Michaelson         c/o Needham & Company, Inc.     President of Needham Asset Management
                           445 Park Avenue
                           New York, New York  10022
John J. Prior, Jr.         c/o Needham & Company, Inc.     Chief Executive Officer
                           445 Park Avenue
                           New York, New York  10022
Thomas P. Shanahan         c/o Needham & Company, Inc.     Managing Director, Needham Asset Management
                           445 Park Avenue
                           New York, New York  10022
Glen W. Albanese           c/o Needham & Company, Inc.     Managing Director, Chief Financial Officer
                           445 Park Avenue
                           New York, New York  10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $0.01 per share, of ServiceWare Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 18th day of February, 2005.



                                   /s/ George A. Needham
                                  ---------------------------
                                  George A. Needham

                                  /s/ Thomas P. Shanahan
                                  ---------------------------
                                  Thomas P. Shanahan

                                  /s/ John C. Michaelson
                                  ---------------------------
                                  John C. Michaelson

                                  /s/ John J. Prior, Jr.
                                  ---------------------------
                                  John J. Prior, Jr.



                                  NEEDHAM CAPITAL PARTNERS III, L.P.

                                  By: Needham Capital Management L.L.C.,
                                           its general partner

                                  By: ---------------------------------
                                  Name:  Glen W. Albanese
                                  Title:    General Partner



                                  NEEDHAM CAPITAL PARTNERS IIIA, L.P.

                                  By: Needham Capital Management L.L.C.,
                                           its general partner

                                        By:  /s/ Glen W. Albanese
                                        -------------------------
                                        Name:  Glen W. Albanese
                                        Title:    General Partner




                                  NEEDHAM CAPITAL PARTNERS III (BERMUDA), L.P.
                                  By: Needham Capital Management
                                      (Bermuda) L.L.C.,
                                           its general partner

                                     By:  /s/ Glen W. Albanese
                                         -------------------------
                                          Name:  Glen W. Albanese
                                          Title:    General Partner



                                  NEEDHAM CAPITAL SBIC III, L.P.
                                  By:  Needham Capital Management, L.P.
                                           its general partner

                                 By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  NEEDHAM CAPITAL MANAGEMENT, L.L.C.

                                  By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  NEEDHAM CAPITAL MANAGEMENT (BERMUDA), L.L.C.

                                  By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner

                                  Needham Capital Management II, L.P.

                                 By:  /s/ Glen W. Albanese
                                         -------------------------
                                           Name:  Glen W. Albanese
                                           Title:    General Partner



22312.0001 #549679